Mail Stop 3561

									August 8, 2005


Mr. Michael J. Dodak
Chief Executive Officer
Global Axcess Corp.
224 Ponte Vedra Park Drive
Ponte Vedra Beach, FL

      RE:	Global Axcess Corp.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      File No. 0-17874

Dear Mr. Dodak:

      We have reviewed your filings and have the following comments.
We have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Signatures, page 44

1. The report must also be signed by your principal accounting officer in the second signature block. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 of General Instruction C to Form 10-KSB. Please tell us if your Chief Financial
Officer also serves as your principal accounting officer. If so, in future filings please indicate each capacity in which he or she signs the report. If not, please file an amendment containing the signature of your principal accounting officer.

Consolidated Statements of Income, page F-4

2. We note that you recorded a gain upon cancellation of notes payable to related parties during 2003. Please explain to us in detail the circumstances resulting in the cancellation of the notes and the nature of the related party relationship. Please also tell us why the gain was recorded in income as opposed to a capital contribution. Please refer to footnote 1 of APB 26.

Notes to Consolidated Financial Statements, page F-9

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-9

Revenue Recognition, page F-9

3. Please tell us the amount of revenues from surcharges, interchange fees, transaction processing fees, network management fees, sale of software and sales of other products including prepaid cellular services, phone card services, internet services and wire transfer services for each year presented. In doing so, please summarize revenues for ATMs you own and ATMs you manage. In addition, please tell us the products that you purchase from third parties and resell through your ATM network.

4. With respect to surcharge and interchange fees from ATMs that you manage and each of the products that you purchase and resell please explain to us in detail the facts and circumstances that support recognition of revenue based on the gross amount billed to customers as opposed to the net amount retained. In doing so, please address each of the relevant indicators set forth in EITF 99-19.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 or in their absence the undersigned at (202) 551-3716 if you have any questions regarding these comments.


								Sincerely,



						William Choi
									Accounting Branch
Chief

Mr. Michael J. Dodak
Global Axcess Corp.
August 8, 2005
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